# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brera Holdings PLC, CIK 0001939965
CUSIP: G13311108
Title of class of securities: Class B Ordinary Shares, $0.05 nominal value per share
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin 4, Ireland (L2), D04 C5Y6
Date of event which requires filing of this statement: 09/23/2025
Filed by CIK 0002125890
Persons authorized to receive notices and communications: Alyazi Saeed Almheiri, c/o Brera Holdings PLC Connaught House, 5th Floor One Burlington Road, Dublin 4, Ireland (L2), D04 C5Y6, 1 253-271-9108

## Reporting persons
- Alyazi Saeed Ahmad Alkhattal Almheiri (CIK 0002125890): type of reporting person: individual (IN); citizenship or place of organization: United Arab Emirates (C0); source of funds: personal funds (PF); sole voting power 2,042,781; shared voting power 0; sole dispositive power 2,042,781; shared dispositive power 0; aggregate amount beneficially owned 2,042,781 (2.9% of the class)
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Class B Ordinary Shares, $0.05 nominal value per share
Name of issuer: Brera Holdings PLC
Address of issuer's principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin 4, Ireland (L2), D04 C5Y6
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment") filed on behalf of the Reporting Person amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 14, 2025 (as amended on October 24, 2025, the "Schedule 13D"). This Amendment is being filed solely to provide the specific transaction information in Item 5(c) via an exhibit. This Amendment is filed by Alyazi Saeed Ahmad Alkhattal Almheiri as the sole Reporting Person and is not filed by any other members of the Schedule 13(d) group, which group disbanded as noted in Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on October 24, 2025. Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Share numbers in this Amendment does not reflect the 1-for-10 reverse share split of the Ordinary Shares on April 7, 2026.

## Item 2. Identity and Background
Name of person filing: Item 2(a) is hereby supplemented as follows: As further described in Item 4, the Reporting Persons are no longer members of the Schedule 13(d) group and each of the Reporting Persons has ceased to be the beneficial owner of more than 5% of the outstanding Class B Ordinary Shares (the "Ordinary Shares") of Brera Holdings PLC (the "Issuer"). As a result, the Reporting Persons shall cease to be Reporting Persons immediately upon the filing of this Amendment.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby supplemented as follows:

On September 23, 2025 (the "Event Date"), the Issuer completed a private investment in public equity ("PIPE") offering of securities. Mr. Hirsch, Ms. Maimon and Mr. Sade participated as purchasers in the PIPE.

In connection with the PIPE and related transactions, Mr. Hirsch, Ms. Maimon, Mr. Sade, Ms. Almheiri and Mr. Alnuaimi (the "Strategic Advisors") entered into a Strategic Advisor Agreement with the Issuer on the Event Date (the "Strategic Advisor Agreement") pursuant to which each Strategic Advisor has agreed to individually provide the Issuer with strategic advice and guidance relating to the Issuer's business, operations and growth initiatives, and industry trends in the crypto technology sector. The Strategic Advisors received certain warrants in connection with their agreement to act as strategic advisors, as specified in the Strategic Advisor Agreement.

In addition, the Strategic Advisors entered into a Warrant Purchase Agreement with the Issuer on the Event Date (the "Warrant Purchase Agreement"). Pursuant to the Warrant Purchase Agreement, the Strategic Advisors acquired warrants of the Issuer (the "Warrants").

Descriptions of the PIPE, the Strategic Advisor Agreement and the Warrant Purchase Agreement are more fully described in the Issuer's Form 6-K filed on September 26, 2025.

The source of funds required for the PIPE and the purchase of the Warrants consisted of cash contributions from the individuals.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated to read as follows:

The information set forth or incorporated in Item 3 is hereby incorporated by reference.

On the Event Date, Mr. Sade, Ms. Maimon, Ms. Almheiri and Mr. Alnuaimi were appointed to the Board of Directors of the Issuer (the "New Directors"). As directors of the Issuer, each of the New Directors may be able to control the Issuer's business and influence the corporate activities of the Issuer, and expects in the future to discuss and make decisions in the ordinary course of his or her duties regarding plans or proposals with respect to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Depending on the factors discussed herein, each of the New Directors may, from time to time, in their individual capacities, acquire additional Ordinary Shares and/or retain and/or sell all or a portion of the Ordinary Shares held by such person in the open market or in privately negotiated transactions, and/or may distribute Ordinary Shares to be acquired or held by such person to other entities. Any actions that each of the New Directors might undertake will be dependent upon such person's review of numerous factors, including, among other things, the price levels of the Ordinary Shares, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, such person's need for liquidity, and other future developments. Any future acquisitions of Ordinary Shares by each of the New Directors will be subject to the Issuer's policies, including its insider trading policy, as applicable.

On the Event Date in connection with the PIPE and the related transactions, the Reporting Persons mutually agreed to dissolve and terminate their informal understanding to act as a "group" for purposes of Regulation 13D solely with respect to the Ordinary Shares of the Issuer. In connection with such determination, each of the Reporting Persons acknowledged and agreed that they are no longer members of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, effective as of the Event Date, the Reporting Persons no longer may be deemed a "group" within the meaning of Section 13(d)(3) of the Exchange Act and each of Mr. Hirsch, Mr. Sade, Mr. Haklili, Ms. Maimon, Ms. Almheiri and Mr. Alnuaimi separately beneficially owns less than 5% of the outstanding Ordinary Shares of the Issuer and shall cease to be Reporting Persons immediately after the filing of this Amendment. As a result of the Reporting Persons' termination of their informal understanding to act as a "group", except as set forth herein with respect to the New Directors and the Strategic Advisors, none of the Reporting Persons presently has any additional plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, but depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect their investment in the Issuer at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of the Schedule 13D is hereby supplemented as follows: The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Amendment and the information set forth in or incorporated by reference in Item 3 and Item 4 of this Amendment are hereby incorporated by reference in its entirety into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D and Item 5(a) are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days:
Except as reported herein, no transactions in any of the Ordinary Shares have been effected by the Reporting Persons during (i) the past sixty days preceding the Event Date and (ii) the past sixty days preceding the filing date of Amendment No. 1 to the Schedule 13D.

Mr. Hirsch sold 14,201 Ordinary Shares for proceeds of approximately $476,886. Mr. Sade sold 21,164 Ordinary Shares for proceeds of $740,740. Mr. Haklili purchased 6,006 Ordinary Shares for approximately $38,650 and sold 16,005 Ordinary Shares for proceeds of approximately $362,696. Ms. Maimon sold 9,861 Ordinary Shares for proceeds of approximately $308,311. Ms. Maimon also agreed to sell 44,444 Ordinary Shares and 44,444 warrants, each received in the PIPE, to Ms. Almheiri for consideration of approximately $200,000. Ms. Maimon also agreed to sell 44,444 Ordinary Shares and 44,444 warrants, each received in the PIPE, to Mr. Alnuaimi for consideration of approximately $200,000. Ms. Almheiri sold 4,285 Ordinary Shares for proceeds of approximately $149,551.

See information set forth in Exhibit 99 attached hereto and incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the Event Date, as described in Item 4 above, each of the Reporting Persons has ceased to be a part of any "group" within the meaning of the Exchange Act that may have been deemed to have been formed among the Reporting Persons and each of the Reporting Persons has ceased to be the beneficial owner of more than 5% of the Issuer's outstanding Ordinary Shares. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for each of the Reporting Persons and the Reporting Persons as a group.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth or incorporated in Item 3, Item 4 and Item 5 is hereby incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10. Strategic Advisor Agreement, dated September 18, 2025, by and between the Issuer and the Strategic Advisors (incorporated by reference to the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission on September 26, 2025).

Exhibit 99. Transactions in Class B Ordinary Shares.

## Signatures
- Alyazi Saeed Ahmad Alkhattal Almheiri: /s/ Alyazi Saeed Ahmad Alkhattal Almheiri, Alyazi Saeed Ahmad Alkhattal Almheiri (08/20/2026)